UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,985,326*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,985,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,985,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of April 19, 2017 and based on 283,453,100 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,985,326*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,985,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,985,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of April 19, 2017 and based on 283,453,100 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,985,326*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,985,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,985,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of April 19, 2017 and based on 283,453,100 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,985,326*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,985,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,985,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of April 19, 2017 and based on 283,453,100 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on October 19, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on September 1, 2016 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on November 4, 2016 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on November 14, 2016 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed on December 15, 2016 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed on January 11, 2017 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed on February 27, 2017 (“Amendment No. 12”) and Amendment No. 13 to the Original Schedule 13D filed on March 14, 2017 (“Amendment No. 13” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 14, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 14 is being filed by the Reporting Persons to report a decrease by more than one percent in the percentage of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock outstanding based on information contained in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017 and the dispositions of shares of Common Stock described in Item 5(c) herein.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of April 19, 2017, Maxwell is the direct beneficial owner of 49,852,420 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of April 19, 2017, Maxwell is the direct beneficial owner and deemed beneficial owner of 54,985,326 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of April 19, 2017 (as set forth in the prior paragraph) by (ii) 283,453,100 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 54,985,326 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 54,985,326 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 54,985,326 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) Maxwell made the following dispositions of shares of Common Stock since its Amendment No. 13 to the Original Schedule 13D filed on March 14, 2017:

Date	No. of shares of Common Stock disposed	Price per share
March 14, 2017	131,204	$0.4694
March 15, 2017	139,170	$0.4596
March 16, 2017	186,800	$0.4876
March 17, 2017	153,108	$0.4934
March 20, 2017	88,382	$0.4910
March 21, 2017	134,691	$0.4802
March 22, 2017	121,946	$0.4746
March 23, 2017	43,482	$0.4855
March 24, 2017	42,446	$0.4840
March 27, 2017	86,613	$0.4840
March 28, 2017	117,520	$0.4843
March 29, 2017	300,470	$0.5180
March 30, 2017	184,535	$0.5120
April 17, 2017	937,225	$0.6831
April 18, 2017	699,705	$0.6074
April 19, 2017	338,864	$0.5856

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1	Information regarding the Instruction C persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 20, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director